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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
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1. Name and Address of Reporting Person*

    Kelly                           Kim                   D.
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   (Last) (First) (Middle)

    c/o Insight Communications Company, Inc.
    810 Seventh Avenue
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                                    (Street)

    New York                        New York             10019
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   (City) (State) (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

    Insight Communications Company, Inc. (ICCI)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Day/Year

    December 23, 2002
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5. If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

      President and Chief Operating Officer
     --------------------------------------------------------------------
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7. Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                       5.
                                                                                       Amount of       6.
                                                         4.                            Securities      Owner-
                                                         Securities Acquired (A) or    Beneficially    ship
                               2A.         3.            Disposed of (D)               Owned           Form:       7.
                   2.          Deemed      Transaction   (Instr. 3, 4, and 5)          Following       Direct      Nature of
                   Trans-      Execution   Code          --------------------------    Reported        (D) or      Indirect
1.                 action      Date, if    (Instr. 8)                 (A)              Transaction(s)  Indirect    Beneficial
Title of Security  Date        any         -----------                or               (Instr. 3 &     (I)         Ownership
(Instr. 3)         (mm/dd/yy)  (mm/dd/yy)  Code      V     Amount     (D)    Price    (Instr. 4)      (Instr. 4)  (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number
                                                                                                          10.
                                                                                                          of
                                                                                                          Owner-
                                                                                                          deriv-
                                                                                                          ship
                                                                                                          ative
                                                                                                          Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V  (A)     (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Class B     1-for-1  12/23/02         D                746,941  Immed.  None     Class A   746,941 $12.83(2)           D
Common                                                                           Common
Stock (1)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------
Class B     1-for-1  12/23/02         A        450,000          (3)     None     Class A   450,000           491,479   D
Common                                                                           Common
Stock (1)                                                                        Stock
------------------------------------------------------------------------------------------------------------------------------------
Stock       $12.83   12/23/02         A        600,000          (4)     12/22/12 Class A   600,000           600,000   D
Option                                                                           Common
(right to                                                                        Stock (5)
buy)
------------------------------------------------------------------------------------------------------------------------------------
Stock       $12.83   12/23/02         A        300,000         12/23/11 12/22/12 Class A   300,000           300,000   D
Option                                                                           Common
(right to                                                                        Stock
buy)
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====================================================================================================================================

(1) Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the occurrence of certain events that are specified in the Issuer's Restated Certificate of Incorporation, including upon any transfer to a person not a member of a defined "Management Group".

(2) Securities surrendered in repayment of a loan made to the Reporting Person by the Issuer at a price equal to its aggregate principal amount of $9,583,250.11.

(3) The restricted stock vests in five equal installments beginning on November 15, 2003.

(4)  The option vests in five equal installments beginning on December 23, 2003.

(5) The stock option is exercisable into 303,059 shares of Class A Common Stock and 296,941 shares of Class B Common Stock. Upon issuance, the 296,941 shares of Class B Common Stock are convertible at any time into 296,941 shares of Class A Common Stock as set forth in Footnote (1) above.


Explanation of Responses:


  /s/  Kim D. Kelly                                            12/26/2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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